-FOR IMMEDIATE RELEASE-

           ELRON ANNOUNCES COMPLETION BY GALIL MEDICAL OF $52 MILLION
             FINANCING AND ACQUISITION OF ONCURA'S UROLOGY RELATED
                              CRYOTHERAPY BUSINESS

TEL AVIV, ISRAEL,  DECEMBER 10, 2006 - ELRON ELECTRONIC  INDUSTRIES LTD. (TASE &
NASDAQ: ELRN), announced today that further to its previous announcements, Galil Medical Ltd., ("Galil Medical"), an Elron group company, has completed a $52 million financing led by Thomas, McNerney & Partners and The Vertical Group and joined by Investor Growth Capital, all leading U.S. venture capital funds. As part of the financing round, the new investors purchased shares from certain existing shareholders of Galil Medical, including Elron's subsidiary, RDC - Rafael Develoment Corporation ("RDC"), for approximately $8 million and $4 million of existing shareholders loans were converted into shares of Galil Medical. Following the transaction, Elron holds directly approximately 12% and RDC holds approximately 17% of Galil Medical's outstanding shares.

Elron also announced the completion of the sale of Galil Medical's 25% interest in Oncura, Inc. ("Oncura") to Oncura's 75% shareholder, GE Champion Services and Galil Medical's acquisition of Oncura's urology related cryotherapy business. Following the transaction, the cryotherapy business is now solely owned and operated by Galil Medical. Under US GAAP and based on a preliminary analysis, Elron estimates that it would record a loss in the fourth quarter of 2006 of between $1 million and $3 million with regard to this transaction. Under Israeli GAAP, Elron may be able to record a gain in the fourth quarter of 2006 currently estimated at an amount of between $2 million and $4 million. At this stage, it is not certain that Elron will be able to record a gain under Israeli GAAP.

Commenting on the above transactions, Doron Birger, Elron's President and Chief Executive Officer said: "The acquisition of the urology cryotherapy business with annual revenues in excess of $20 million and the significant financing round completed by Galil Medical are major stepping stones to becoming a leader in its field. These transactions will enable expansion of Galil Medical's sales as well as research and development and clinical programs to support existing and new applications for Galil Medical's cryotherapy technology"

Galil Medical develops, manufactures and markets an innovative cryotherapy platform incorporating powerful freezing technology and proprietary needle design for minimally invasive treatments for various clinical applications. Galil Medical's cryotherapy systems have been used worldwide for the treatment of prostate and kidney cancer. The company's next generation systems are being developed for women's health conditions and liver, lung and bone cancer.

ELRON ELECTRONIC INDUSTRIES LTD. (TASE & NASDAQ: ELRN), A MEMBER OF THE IDB HOLDING GROUP, IS A LEADING ISRAEL-BASED TECHNOLOGY HOLDING COMPANY DIRECTLY INVOLVED IN THE LONG-TERM PERFORMANCE OF ITS GROUP COMPANIES. ELRON IDENTIFIES POTENTIAL TECHNOLOGIES, CREATES STRATEGIC PARTNERSHIPS, SECURES FINANCING, AND

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RECRUITS HIGHLY QUALIFIED  MANAGEMENT TEAMS.  ELRON'S GROUP COMPANIES  CURRENTLY
COMPRISE A DIVERSE RANGE OF PUBLICLY-TRADED AND PRIVATELY HELD COMPANIES PRIMARILY IN THE FIELDS OF MEDICAL DEVICES, INFORMATION & COMMUNICATIONS TECHNOLOGY, CLEAN TECHNOLOGY AND SEMICONDUCTORS. FOR FURTHER INFORMATION, PLEASE VISIT WWW.ELRON.COM


COMPANY CONTACT:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.